

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 9, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Jerry L. Peters
Chief Financial Officer
Green Plains Renewable Energy, Inc.
9420 Underwood Avenue, Suite 100
Omaha, Nebraska 68114

   RE: Form 10-K for the fiscal year ended December 31, 2008
      Form 10-Q for the period ended June 30, 2009
       File No. 1-32924

Dear Mr. Peters:

   We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Critical Accounting Policies

Impairment of Long-Lived Assets, page 38

2. Please expand your critical accounting policy to provide additional insight on how
    you perform your impairment analysis of long-lived assets under SFAS 144. Please
    consider including the following:
    - Please disclose how you determine when long-lived assets should be tested for
      impairment, including what types of events and circumstances indicate
      impairment, and how frequently you evaluate for these types of events and
      circumstances;
    - Please disclose how you group your assets for purposes of considering whether an
      impairment exists. Refer to paragraph 4 of SFAS 144;
    - Please discuss the significant estimates and assumptions used to determine
      estimated undiscounted cash flows and fair value. You should discuss how
      sensitive the fair value estimates are to each of these significant estimates and
      assumptions used as well whether certain estimates and assumptions are more
      subjective than others; and
    - For any asset groups for which the carrying value was close to the fair value or for
      which reasonably likely changes in significant estimates and assumptions may
      result in an impairment, please consider disclosing the carrying value of the asset
      groups.

Management's Discussion and Analysis

Results of Operations, page 40

3. It appears that your results of operations are materially impacted by commodity price
    changes primarily related to corn, natural gas and ethanol, which you attempt to
    minimize using financial instruments. Please expand your discussion to specifically
    quantify and discuss the impact of these financial instruments on cost of goods sold
    for each period presented. Please address the specific underlying reasons such
    instruments impacted each year by the amounts disclosed. For example, if there are
    increases in certain commodity prices which have impacted your results of
    operations, you should discuss why the increase was not offset by your derivative
    contracts, which may be due to your positions being too small relative to raw material
    needs. You should also discuss any cases in which your strategies and assumptions
    resulted in adverse impacts.

Liquidity and Capital Resources

Contractual Obligations, page 45

4. Please present estimated interest payments on your debt in a separate line item of the contractual obligations table. Please also disclose in a footnote to the table any assumptions you made to derive these amounts.

5. Please disclose the specific purchase obligations included in the contractual obligations table in a footnote to the table. Please also disclose any assumptions you made to derive these amounts.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 47

6. Management carried out an evaluation of the effectiveness of the design and operation of disclosure controls and procedures. Based upon that evaluation, because management did not assess the effectiveness of internal controls over financial reporting, the Chief Executive Officer and the Chief Financial Officer were unable to conclude that disclosure controls and procedures were effective as of the end of the period covered by the report. Please clearly state that your disclosure controls and procedures were not effective, rather than saying you were unable to conclude that they were effective. Please also disclose each of the areas that led you to conclude your disclosure controls and procedures were not effective and what you have done and/or planning to do to correct them. Please also continue to update changes in the status of each area in subsequent filings. Refer to Item 307 of Regulation S-K.

Financial Statements

Independent Auditors' Report, page F-2

7. The report states that the auditors have audited the accompanying consolidated balance sheet of VBV LLC and subsidiaries as of March 31, 2007, which is not included in the Form 10-K. Please make arrangements with your auditors to have them revise their report to only refer to the financial statements which are included in the Form 10-K. Please also have them revise their consent in a similar manner.

8. Given that the financial statements of VBV LLC and subsidiaries are considered to be those of the issuer in the Form 10-K, please tell us how it was determined that the audit of the financial statements for all periods presented did not need to be conducted in accordance with the standards of the PCAOB and correspondingly the auditor's report on these financial statements did not need to refer to the PCAOB standards. Refer to SEC Release No. 34-49708.

Consolidated Statements of Operations, page F-4

9. Please tell us how you determined it was appropriate to provide unaudited earnings per share amounts for the year ended March 31, 2008 and for the period from September 28, 2006 to March 31, 2007.

Consolidated Statement of Stockholders' Equity/Members' Capital and Comprehensive Income, page F-5

10. The Form S-4/A filed on September 4, 2008 indicates that members' capital prior to the merger consisted of 1,000 outstanding units for all periods presented. Please separately present each component of members' capital in separate columns in a similar manner to your presentation of each component of stockholders' equity on the face of your statement. This should include the number of units and any corresponding amount such as a par value associated with the units, the amounts paid in excess of the par value, as well as cumulative losses. These amounts could be presented in the same columns as the components of stockholder's equity with the headings renamed as necessary. For example, the column heading for the number of shares could be revised to become shares/units. The historical number of units and corresponding amount should then be retroactively restated in a similar manner to a stock split based on the exchange ratio. As it appears that one unit of the VBV LLC was exchanged for 7,498 shares of common stock of Green Plains Renewable Energy, Inc., the historical number of units should be multiplied by 7,498. Any difference in par values should be offset to additional paid-in capital.

11. Please separately present each component of the line item described as merger-related equity transactions. It appears that this line item includes the shares which were retained by the original shareholders of Green Plains Renewable Energy, Inc., the shares that were issued to the shareholders of Ethanol Grains Processors, LLC, which was a majority-owned subsidiary of VBV LLC prior to the merger, and the shares that were issued to the shareholders of Indiana Bio-Energy, LLC, which was also a majority-owned subsidiary of VBV LLC. Each of these components as well as any additional components should be presented separately as a line item. Please also tell us the nature of the amount in this line item being recorded in accumulated other comprehensive loss.

Notes to the Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

12. Please clearly disclose when you record revenue on a consolidated basis related to Green Plains Trade, a wholly-owned subsidiary, both prior and subsequent to the

termination of the agreements with third-party marketers in January and February 2009. For example, you should clarify that revenue is not recorded until the ethanol and distiller grains are sold to third-party customers on a consolidated basis, if true.

Cost of Goods Sold and Operating Expenses, page F-14

13. Your disclosures indicate that all depreciation and amortization is included in operating expenses. If you do not allocate depreciation and amortization to costs of goods sold, please revise your presentation on the face of your statement of operations and throughout the filing to comply with SAB Topic 11:B, as well as Item 10(e) of Regulation S-K.

Note 9. Long-Term Debt and Lines of Credit, page F-20

14. In addition to your current disclosure of the specific terms of your material debt covenants and any required amounts/ratios, please disclose the actual amounts/ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts. For example, the fixed charge ratio and senior leverage ratio appear to be computed based on Non-GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also clearly disclose whether or not you were in compliance with all of the covenants including those related to the Agribusiness segment.

15. As of December 31, 2008, working capital balances at Green Plains Bluffton, Green Plains Obion and Green Plains Superior were less than those required by the respective financial covenants in the loan agreements of those subsidiaries. In addition, the debt service coverage ratio for Green Plains Superior was below levels required by its covenants. In February 2009, you contributed additional capital to these subsidiaries and as a result the lenders provided waivers accepting your compliance with the financial covenants for these subsidiaries as of that date. It appears that you continue to classify the majority of this debt as long-term as of December 31, 2008 and June 30, 2009. Please tell us what consideration you gave to EITF 86-30 in determining this classification was appropriate. Please also disclose the exact length and terms of any waivers received.

Note 14. Employee Benefit Plans, page F-30

16. Green Plains Grain maintains a defined benefit pension plan. Please provide the disclosures required by paragraph 5 of SFAS 132(R), as applicable.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

17. Please address the above comments in your interim filings as well.

Financial Statements

General

18. Please provide the disclosures required by paragraphs 38(a) and A5 of ARB 51, as amended by SFAS 160. Specifically, it does not appear that you have presented the amounts of comprehensive income attributable to Green Plains shareholders. In addition, please provide the disclosures required by paragraphs 38(c) and A6 of ARB 51, as amended by SFAS 160.

Consolidated Statements of Cash Flows, page 5

19. Your reconciliation to net cash provided (used) by operating activities appears begin with net loss only attributable to the parent company. Given that net income as referred to in paragraph 5(b) of SFAS 160 also includes net income attributable to noncontrolling interests, please begin your reconciliation pursuant to paragraph 29 of SFAS 95 with net loss.

Note 4. Acquisition, page F-11

20. Please provide the following disclosures as well as any other applicable disclosures required by paragraph 68 of SFAS 141(R) regarding the acquisition of Blendstar LLC:
   - Please disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. Refer to paragraph 68(i) of SFAS 141(R);
   - Given that you acquired less than 100 percent of the equity interests in Blendstar LLC, please disclose the fair value of the noncontrolling interest at the acquisition date as well as the valuation technique(s) and significant inputs used to measure the fair value of the noncontrolling interest. Refer to paragraph 68(p) of SFAS 141(R); and
   - Please disclose the amount of revenue and earnings recorded since the acquisition date as well as provide supplemental pro forma information. Refer to paragraph 68(r) of SFAS 141(R).

Note 8. Financial Derivative Instruments, page 13

21. Please provide the disclosures required by paragraph 44C(b) of SFAS 133, as
    amended by SFAS 161, regarding the location and amounts of gains or losses
    reported.

Management's Discussion and Analysis, page 22

Results of Operations, page 26

22. When there is more than one reason for a change between periods, please expand
    your discussion of operating results to discuss each factor and correspondingly
    quantify the extent to which each factor contributed to the overall change in the
    operating results. For example, the $16.4 million increase in operating expenses
    during the six-month period ended June 30, 2009, as compared to the same period
    during 2008, is mainly due to an increase in employee salaries, incentives, benefits
    and other expenses resulting from the increase in employees hired to operate ethanol
    plants in Bluffton and Obion, stock-based compensation costs, professional services
    and inclusion of operating expenses for the predecessor Green Plains companies.
    Please separately quantify each of these factors.

23. Please provide a discussion of your segments' results. You should discuss with
    quantification the business reasons for changes between periods in the sales and
    operating income (loss) of each of your segments as well as your corporate activities
    operating income (loss). Please also separately discuss with quantification business
    reasons for changes in intercompany eliminations between periods. Your discussion
    should include why the eliminations are necessary as well as the entities to which
    they are related.

Liquidity and Capital Resources, page 28

24. Please expand your liquidity and capital resources discussion to address the
    following:
    • You disclose that there is $13.2 million available under committed loan
      agreements. Please clearly disclose any restrictions related to the use of these
      funds. For example, you should disclose if all or a portion of these funds have to
      be used to for a specific purpose, such as the construction of plants; and
    • Sudden changes in commodity prices may require cash deposits with brokers, or
      margin calls. Depending on your open derivative positions, you may require
      significant liquidity with little advanced notice to meet margin calls. Please
      disclose whether you have held any positions in the past which resulted in margin
      calls and the extent of these margin calls.

                                    *   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief